September 13, 2017

Via EDGAR Correspondence Filing

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovator ETFs Trust (the “Trust”)
File Nos. 333-146827, 811-22135

Dear Ms. Browning:

Pursuant to our telephonic communications regarding Post-Effective Amendments No. 57, 58, 59 and 60 to the Registration Statement on Form N-1A, please see below a brief explanation of each of the filings. Post-Effective Amendment Nos. 57 and 58 incorporate previous comments from the Staff relating to the index funds. Post-Effective No. 60 relates to a fourth and new actively managed fund as referenced below.

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Post-Effective Amendment No. 57 contains the Prospectus and Statement of Additional Information for Innovator S&P 500 -5% to -35% Shield Strategy ETF (Month). This Post-Effective Amendment No. 57 replaces the Prospectus and Statement of Additional for Innovator Shielded S&P 500 ETF; 1 Up to a Cap, 1 Down, Shielded from -5% to -35%, CBOE Annual PTP Strategy, (MONTH) Series filed as Post-Effective Amendment No. 46 on May 15, 2017.

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Post-Effective Amendment No. 58 contains the Prospectus and Statement of Additional Information for Innovator S&P 500 15% Shield Strategy ETF (Month). This Post-Effective Amendment No. 58 replaces the Prospectus and Statement of Additional for Innovator Enhanced S&P 500 ETF; 3 Up to a Cap, 1 Down, CBOE Annual PTP Strategy (MONTH) Series filed as Post-Effective Amendment No. 45 on May 15, 2017.

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Post-Effective Amendment No. 59 contains the Prospectus and Statement of Additional Information for Innovator S&P 500 Enhance and 10% Shield Strategy ETF (Month). This Post-Effective Amendment No. 59 replaces the Prospectus and Statement of Additional for Innovator Enhance and Buffer S&P 500 ETF; 2 Up to a Cap, 1 Down, 10% Buffer, CBOE Annual PTP Strategy, (MONTH) Series filed as Post-Effective Amendment No. 44 on May 15, 2017.

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Post-Effective Amendment No. 60 contains the Prospectus and Statement of Additional Information for Innovator S&P 500 Ultra Strategy ETF (Month). This is a new series of the Trust with a principal investment strategy similar to that of Innovator S&P 500 Enhance and 10% Shield Strategy ETF (Month) except that the strategy provides no downside buffer.

We appreciate your attention to these filings. If you have any questions or comments, please feel free to contact Walt Draney at (312) 845-3273 or the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By             /s/ Morrison Warren

Morrison C. Warren, Esq.